# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cosmos Health Inc., CIK 0001474167
CUSIP: 221413206
Title of class of securities: Common Stock, Par Value $0.001 per share
Address of issuer's principal executive offices: 5 AG. GEORGIOU STR., PILEA, THESSALONIKI, Greece (J3), TK57001
Date of event which requires filing of this statement: 04/21/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001660125
Persons authorized to receive notices and communications: Elliot H. Lutzker, 605 Third Avenue, New York, New York (NY), 10158, 646-428-3210

## Reporting persons
- Grigorios Siokas (CIK 0001660125): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 6,871,267; shared voting power 0; sole dispositive power 6,871,267; shared dispositive power 0; aggregate amount beneficially owned 6,871,267 (22.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.001 per share
Name of issuer: Cosmos Health Inc.
Address of issuer's principal executive offices: 5 AG. GEORGIOU STR., PILEA, THESSALONIKI, Greece (J3), TK57001

## Item 2. Identity and Background
Name of person filing: Grigorios Siokas
Residence or business address: 5AG Georgiou Str., Pilea, Thessaloniki J3TK 57001
Present principal occupation or employment: CEO, Cosmos Health, Inc., 5 Agiou Georgiou Str., Pilea, Thessaloniki, Greece J3TK 57001
Criminal convictions in the last five years: No civil proceedings to be disclosed
Civil proceedings (securities laws) in the last five years: No criminal proceedings to be disclosed
Citizenship: Greece

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds, none of which have been borrowed.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no plans or proposals which the reporting person has which may result in any of the matters listed.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,871,267 (22.9%) shares based on 29,328,240 shares issued and outstanding on May 23, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power and disposition power - 6,871,267 shares; includes 6,158,884 issued shares; 212,383 shares issuable upon exercise of Exchange Warrants issued on October 20, 2022, pursuant to a Warrant Exchange Agreement dated as of October 3, 2022; and 500,000 shares issuable upon exercise of Series B Common Warrants exercisable at $3.00 per share sold pursuant to Registration Statement No. 333-267917.
Transactions in the class effected during the past sixty days:
On March 3, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 132,572 shares of common stock at an Exchange Rate of $0.4903 per share, or an aggregate of approximately $65,000, the fair market value of the Common Shares, in exchange for $65,000 the Company owed Mr. Siokas. On March 4, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 85,714 shares of common stock at an Exchange Rate of $0.525 per share, or an aggregate of approximately $45,000, the fair market value of the Common Shares, in exchange for $45,000 the Company owed Mr. Siokas. On April 21, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 654,912 shares of common stock at an Exchange Rate of $0.3176 per share, or an aggregate of approximately $208,000, the fair market value of the Common Shares, in exchange for $63,000 the Company owed Mr. Siokas.

On April 22, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 208,000 shares of common stock at an Exchange Rate of $0.36 per share, or an aggregate of approximately $63,000, the fair market value of the Common Shares, in exchange for $63,000 the Company owed Mr. Siokas. On April 23, 2025, Mr. Siokas entered into a Debt Exchange Agreement to which he acquired 205,000 common shares at an Exchange Rate of $0.40 per share, or an aggregate of approximately $82,000 the fair market value of the Common Shares, in exchange for $82,000 the Company owed Mr. Siokas. On April 24, 2025, Mr. Siokas entered into a Debt Exchange Agreement to which he acquired 177,2324 common shares at an Exchange Rate of $0.4006 per share, or an aggregate of approximately $71,000 the fair market value of the Company Shares, in exchange for $71,000 the Company owed Mr. Siokas. On April 24, 2025, Mr. Siokas entered into a Debt Exchange Agreement to which he acquired 254,618 common shares at an Exchange Rate of $0.4006 per share, or an aggregate of approximately $102,000 the fair market value of the Company Shares, in exchange for $102,000 the Company owed Mr. Siokas. On May 19, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 79,254 common shares at an Exchange Rate of $0.429 per share, or in aggregate of approximately $34,000, the fair market rate of the Company Shares, in exchange for $34,000 the Company owed Mr. Siokas. On May 20, 2025, Mr. Siokas entered into a Debt Exchange Agreement to which he acquired 147,563 common shares at an Exchange Rate of $0.447 per share, or an aggregate of approximately $65,962 the fair market value of the Company Shares, in exchange for $65,962 the Company owed Mr. Siokas. On May 21, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 174,172 common shares at an Exchange Rate of $0.4708 per share, or an aggregate of approximately $82,000 the fair market value of the Company Shares, in exchange for $82,000 the Company owed Mr. Siokas. On May 22, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 141,825 common shares at an Exchange Rate of $0.4428 per share, or an aggregate of approximately $62,800 the fair market value of the Company Shares, in exchange for $62,800 the Company owed Mr. Siokas. On May 23, 2025, Mr. Siokas entered into a Debt Exchange Agreement pursuant to which he acquired 34,004 common shares at an Exchange Rate of $0.4475 per share, or an aggregate of approximately $15,217 the fair market value of the Company Shares, in exchange for $15,217 the Company owed Mr. Siokas.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Grigorios Siokas: /s/ Grigorios Siokas, Chief Executive Officer (05/27/2025)